Exhibit 99.1

Valneva Announces the Availability of Documentation for its Combined General Meeting to be held as a closed meeting

Saint-Herblain (France), June 2, 2021 – Valneva SE (“Valneva” or “the Company”), a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, announces today that its Combined General Meeting will be held as a closed meeting on June 23, 2021 at 2:00 p.m. CEST, at its registered office located at 6 rue Alain Bombard, 44800 Saint-Herblain (France).

Due to the current COVID-19 pandemic and in accordance with French Ordinance No. 2020-321 of March 25, 2020 and French Decree No. 2020-418 of April 10, 2020 in their versions in force as at the date hereof, and as a result, in particular, of French Decree No. 2021-255 of March 9, 2021 extending until July 31, 2021 the measures for adapting the rules for meetings and governing bodies of legal entities and entities without legal personality under private law due to the COVID-19 pandemic, the Company has decided to hold its Combined General Meeting without the physical presence or participation by telephone or video conference of the shareholders and other persons entitled to attend.

Valneva will provide a live webcast of the conference so as to allow all persons normally authorized to attend the General Meeting to follow it remotely. This webcast will be accessible on the homepage or in the “Investors” / “Videos and Webcasts” section of the Company’s website www.valneva.com, and a replay will be available after the event.

The preliminary Notice of Meeting, including the Agenda and the Draft resolutions, has been published in the French Bulletin des Annonces Légales Obligatoires (BALO) of May 19, 2021. The special conditions of participation in this Combined General Meeting held as a closed meeting, in their latest version updated as of the date hereof, are available in the “Investors” / “General Meetings” / “2021 Combined General Meeting” section of the Company’s website www.valneva.com.

Valneva SE’s shareholders may only exercise their voting rights in advance of the Meeting and remotely, including by Internet, either by voting by mail or by giving a proxy. To this end, the Company’s shareholders may:

  use the online platform VOTACCESS (recommended method), or use the Single Vote by mail or Proxy Form, published in the “Investors” / “General Meetings” / “2021 Combined General Meeting” section of the Company’s website www.valneva.com.

No admission card will be issued.

Please note that during the General Meeting, it will not be possible to ask questions, submit draft amendments or submit new resolutions.

Shareholders can obtain the Combined General Meeting documents referred to in Articles R. 225-81 and R. 225-83 of the French Commercial Code upon request to the Company. Valneva recommends that shareholders send their requests via email to the following address: assemblee.generale@valneva.com.

In addition, shareholders may also exercise their right to communication and receive a copy by email of the documents referred to in Articles L. 225-115, L. 225-116 and L. 225-117 of the French Commercial Code (including in particular the list of shareholders) and which are not accessible on the Company's website, upon request made by email or by mail, in accordance with the conditions and within the time limits respectively set out in Articles R. 225-89, R. 225-90 and L. 225-117 of the French Commercial Code. Valneva recommends that its shareholders send these requests to the following address: assemblee.generale@valneva.com.

The Company finally recommends that its shareholders regularly consult the section related to the General Meeting in the “Investors” / “General Meetings” / “2021 Combined General Meeting” section of the Company’s website www.valneva.com.

Contact details General Meeting department Valneva SE Service Assemblée Générale 6 rue Alain Bombard, 44800 Saint-Herblain (France) assemblee.generale@valneva.com

Valneva Investor and Media Contact
Laetitia Bachelot-Fontaine
Director Investor Relations & Corporate Communications
M +33 (0)6 4516 7099
investors@valneva.com

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. We take a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. We then apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, as well as our established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. We have leveraged our expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates and estimates for future performance. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release, and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.